For Immediate Release

Exhibit 99.1

TFI International Announces Upcoming Retirement of Director André Bérard

Montreal, Quebec, February 17, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the upcoming retirement of independent director André Bérard after 23 years on the Company’s Board. Mr. Bérard has stepped down from his position as Lead Director but will remain on the Board until the Company’s annual meeting on April 27, 2026.

“For more than two decades, André has been instrumental to TFI International’s success as he helped steer our strategy through a period of tremendous growth and shareholder value creation,” stated Alain Bédard, Chairman, President and Chief Executive Officer. “André’s wisdom, insights and longstanding dedication have been tremendously beneficial and we wish him all the very best in his upcoming and well-deserved retirement.”

TFI also today announced that existing Board member Diane Giard will become the Company’s new Lead Director. Ms. Giard has been an Independent Director of the Company since 2018 and has served as a member of the Audit Committee. She was a former Executive Vice-President of the National Bank of Canada and Senior Vice-President of Scotiabank. Ms. Giard serves on the Board of Bombardier Inc., was ranked among the Top 25 in Quebec’s financial industry seven times, and was named one of Canada’s Most Powerful Women by the Women’s Executive Network in 2014 and 2015.

“Diane is the ideal choice to become our Lead Director given her years of experience on our Board and the valuable insights and guidance she brings to our strategic decision making each year,” continued Alain Bédard. “I am pleased that she has agreed to take on this prominent position, and am confident that as Lead Director Diane will play an even greater role in fulfilling our shared commitment to the ongoing creation of shareholder value.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com